UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.  )*


                             Idaho General Mines Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    451272306
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                                 (CUSIP Number)


	Clint Coghill
	Coghill Capital Management
	1 N Wacker Dr. Ste. #4350
	Chicago, IL 60606
	312-324-2000


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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               February 14, 2006
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
=============================================================================

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CUSIP NO. 451272306                     13D                          PAGE 2 OF 7
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   1     NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

   CCM Master Qualifies Fund, Ltd.*  98-0363044
          Coghill Capital Management, LLC.+*  36-4313801
          Clint D. Coghill+*
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)[ ]
                                                                         (b)[x]
-------- --------------------------------------------------------------------
   3     SEC USE ONLY

-------- --------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
         WC

-------- --------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

-------- --------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

          CCM Master Qualifies Fund, Ltd.* - Cayman Islands
 	   Coghill Capital Management, LLC.+* - Delaware, USA
          Clint D. Coghill+* - USA

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                                7    SOLE VOTING POWER
                                     0

         NUMBER OF            ------ -------------------------------------------
           SHARES               8    SHARED VOTING POWER
        BENEFICIALLY                 11,250,000
          OWNED BY
            EACH              ------ -------------------------------------------
         REPORTING              9    SOLE DISPOSITIVE POWER
           PERSON                    0
            WITH
                              ------ -------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                     11,250,000

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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,250,000
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  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)
[ ]

-------- --------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         28.45%
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  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CCM Master Qualifies Fund, Ltd.* - CO
   Coghill Capital Management, LLC.+* - IA
          Clint D. Coghill+* - IN

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

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CUSIP NO. 451272306                     13D                          PAGE 3 OF 7
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                                  Schedule 13D

Item 1.   Security and Issuer.
          -------------------

          This statement relates to the Common Stock, of Idaho General Mines Inc. (the "Issuer"). The address of the Issuer's principal offices is:

10 N. Post Street, Suite 610
Spokane WA 99201

Item 2.   Identity and Background.
          -----------------------

          (a) The name of the reporting persons are:  CCM Master
Qualified Fund, Ltd*, Coghill Capital Management, LLC+*, and Clint D.
Coghill+*.

          (b) The address of principal business office is:
1 N. Wacker Dr. Ste. #4350
Chicago, IL 60606

          (c) Coghill Capital Management LLC+*, is an SEC registered investment advisor.

          (d) During the five years prior to the date hereof, CCM
Master Qualified Fund, Ltd*, Coghill Capital Management, LLC+*, and or Clint D. Coghill+* have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the five years prior to the date hereof, CCM Master Qualified Fund, Ltd*, Coghill Capital Management, LLC+*, and or Clint D. Coghill+* have not been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

          (f) Coghill Capital Management, LLC is incorporated in
Delaware, USA.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Working Capital of CCM Master Qualified Fund, Ltd.*

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CUSIP NO. 451272306                     13D                          PAGE 4 OF 7
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Item 4.   Purpose of Transaction.
          ----------------------

          All shares were acquired for investment purposes. Except as set forth above, CCM Master Qualified Fund, Ltd*, Coghill Capital Management, LLC*+, and or Clint D. Coghill have no present plans which relate to or would result in:

          (a) The acquisition by any person of additional securities of theIssuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer orany of its subsidiaries;

          (d) Any change in the present board of directors or management of theIssuer, including any plans or proposals to change the number or term ofdirectors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividendpolicy of the Issuer;

          (f) Any other material change in the Issuer's business or corporatestructure;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition ofcontrol of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from anational securities exchange or to cease to be authorized to be quoted in aninter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible fortermination of registration pursuant to Section 12(g)(4) of the SecuritiesExchange Act of 1934; or

          (j) Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

(a) CCM Master Qualified Fund, Ltd*, Coghill Capital Management, LLC+*, and Clint D. Coghill+* have beneficial ownership of 11,250,000 shares (28.45%). Included in this number are 3,750,000 shares to which CCM Master Qualified Fund, Ltd*, Coghill Capital Management, LLC+*, and Clint D. Coghill+* have the right to acquire.

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CUSIP NO. 451272306                     13D                          PAGE 5 OF 7
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          (b) Number of Shares as to which CCM Master Qualified Fund, Ltd*,
Coghill Capital Management, LLC+*, and Clint D. Coghill+* have:

               (i)    sole power to vote or to direct the vote:

                      0 shares of Common Stock.

               (ii)   shared power to vote or to direct the vote:

                      11,250,000 shares of Common Stock (28.45%).

               (iii)  sole power to dispose or to direct the disposition:

                      0 shares of Common Stock.

               (iv)   shared power to dispose or to direct the disposition:

                      11,250,000 shares of Common Stock (28.45%).

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CUSIP NO. 451272306                     13D                          PAGE 6 OF 7
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          (c) N/A

          (d) N/A

          (e) N/A

Item 6.   Contracts, Arrangements, Undertakings or Relationships with Respect
          -------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          N/A

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          None.

Explanation of Responses:
*The reporting persons disclaim beneficial ownership of the securities except to the extent of their pecuniary interest therein.

+ Principal of the investment manager or investment manager to the investment management entity in whose account the reported securities are held.

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CUSIP NO. 451272306                     13D                          PAGE 7 OF 7
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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, Icertify that the information set forth in this statement is true, complete andcorrect.

Date:  February 24, 2006


/S/ Clint D. Coghill+*
----------------------------
Clint D. Coghill+*

/S/ Coghill Capital Management, LLC+*
----------------------------
Coghill Capital Management, LLC+*

/S/ CCM Qualified Master Fund, Ltd.*
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CCM Qualified Master Fund, Ltd.*